FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 8, 2019	By……/s/…… Sachiho Tanino ………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2019

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2019

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Operating Results and Financial Conditions	3

	(3)	Significant Business Contracts Entered into in the Second quarter of Fiscal 2019	7

III	Company Information

	(1)	Shares	8

	(2)	Directors and Executive Officers	13

IV	Financial Statements

	(1)	Consolidated Financial Statements	14

	(2)	Other Information	51

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I. Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Six months ended June 30, 2019	Six months ended June 30, 2018	Three months ended June 30, 2019	Three months ended June 30, 2018	Year ended December 31, 2018

Net sales	1,770,335	1,967,099	905,869	1,006,387	3,951,937

Income before income taxes	97,188	195,880	51,075	110,121	362,892

Net income attributable to Canon Inc.	65,827	134,783	34,519	77,670	252,755

Comprehensive income (loss)	20,664	49,683	(4,387)	86,764	143,373

Canon Inc. shareholders’ equity	-	-	2,706,003	2,827,671	2,827,602

Total equity	-	-	2,899,866	3,052,257	3,017,913

Total assets	-	-	4,814,612	5,011,938	4,899,465

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	61.22	124.83	32.21	71.93	234.09

Diluted (yen)	61.22	124.82	32.20	71.93	234.08

Canon Inc. shareholders’ equity to total assets (%)	-	-	56.2	56.4	57.7

Cash flows from operating activities	113,173	164,853	-	-	365,293

Cash flows from investing activities	(110,775)	(89,745)	-	-	(195,615)

Cash flows from financing activities	(107,544)	(144,476)	-	-	(354,830)

Cash and cash equivalents at end of period	-	-	407,492	637,498	520,645

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 369 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of June 30, 2019, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the six months ended June 30, 2019.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2019.

II.	The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the global economy in the first half of 2019, the U.S. economy remained solid supported by strong employment conditions, although business activities showed signs of weakness. The European economy continued to slow down due mainly to the downturn caused by sluggish exports in Germany, as well as the confusion surrounding the U.K.’s impending exit from the EU. The Chinese economy was lagging, despite government’s economic stimulus measures, amid decreasing exports caused by trade friction with the United States. The economies of other emerging markets also slowed down. In Japan, a sense of stagnation was deepened due to decreasing exports caused by sluggish overseas demand. The global economy overall showed the trend of further slowdown.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) remained at around the same level as the previous year, while demand for laser printers decreased due mainly to the economic slowdown in China. The market for cameras continued to decline and the demand for inkjet printers was sluggish mainly in developed countries. The market for medical equipment recovered in Japan and demand grew moderately in other markets, mainly in the United States. Within the Industry and Others sector, although customers continued slowing down in capital investment for industrial equipment, the market for network cameras enjoyed solid growth.

The average values of the yen during the second quarter and the first half of the year were ¥109.80 and ¥110.05 against the U.S. dollar, respectively, year-on-year depreciation of approximately ¥1 for both periods, and ¥123.39 and ¥124.25 against the euro, respectively, year-on-year appreciation of approximately ¥7 for both periods.

(2)	Operating Results and Financial Conditions (continued)

[Second quarter results]

During the second quarter, overall unit sales of office MFDs remained at around the same level as the previous year. Although unit sales of monochrome-model office MFDs decreased, unit sales of color-model office MFDs increased steadily. Unit sales of laser printers decreased compared with the same period of the previous year mainly due to the slowdown of the market, although sales were strong for new models. While Canon has been working towards expanded sales of mirrorless cameras, unit sales of interchangeable lens digital cameras decreased compared with the same period of the previous year amid the shrinking market. Looking at inkjet printers, although Canon has been working towards expanding product lineup, ranging from home-use models to business-use models, overall unit sales decreased compared with the same period of the previous year. Sales of medical equipment increased compared with the same period of the previous year, due to expanded sales in United States supported by robust sales of computed tomography (CT) systems. For industrial equipment, sales of semiconductor lithography equipment and manufacturing equipment for organic LED (OLED) panel decreased compared with the same period of the previous year, due to the prolonged sluggishness of capital investments for semiconductor memory and small- and medium-size display panels. On the other hand, sales of network cameras increased steadily. Under these conditions, second-quarter net sales decreased by 10.0% year on year to ¥905.9 billion. The gross profit ratio dropped by 2.3 points to 44.9% and gross profit decreased by 14.4% year on year to ¥406.4 billion mainly due to the negative effects of currency exchange rates and the product mix. Operating expenses decreased by 3.5% year on year to ¥363.3 billion, thanks to efforts to thoroughly manage expenses as well as the positive effect of currency exchange rates. As a result, second-quarter operating profit decreased by 56.0% to ¥43.1 billion. Other income (deductions) decreased by ¥4.2 billion, while income before income taxes decreased by 53.6% year on year to ¥51.1 billion and net income attributable to Canon Inc. decreased by 55.6% to ¥34.5 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥32.21 for the second quarter, a year-on-year decrease of ¥39.72.

[First-half results]

During the first half, overall unit sales of office MFDs increased compared with the same period of the previous year. Although unit sales of monochrome-model office MFDs decreased, unit sales of color-model office MFDs increased steadily. Unit sales of laser printers decreased compared with the same period of the previous year mainly due to the slowdown of the market, although sales were strong for new models. While Canon has been working towards expanded sales of mirrorless cameras, unit sales of interchangeable lens digital cameras decreased compared with the same period of the previous year amid the shrinking market. Looking at inkjet printers, although Canon has been working towards expanding product lineup, ranging from home-use models to business-use models, overall unit sales decreased compared with the same period of the previous year. Sales of medical equipment increased compared with the same period of the previous year, due to expanded sales in United States supported by robust sales of CT systems. For industrial equipment, sales of lithography equipment and manufacturing equipment for OLED panel decreased compared with the same period of the previous year, due to the prolonged sluggishness of capital investments for semiconductor memory and small- and medium-size display panels. On the other hand, sales of network cameras increased steadily. Under these conditions, net sales for the first half of the year decreased by 10.0% year on year to ¥1,770.3 billion. The gross profit ratio dropped by 1.7 points to 45.0% and gross profit decreased by 13.3% year on year to ¥796.8 billion mainly due to the negative effects of currency exchange rates and the product mix. Operating expenses decreased by 4.2% year on year to ¥713.2 billion, thanks to efforts to thoroughly manage expenses as well as the positive effect of currency exchange rates. As a result, first-half operating profit decreased by 52.3% to ¥83.6 billion. Other income (deductions) decreased by ¥7.2 billion, while income before income taxes decreased by 50.4% year on year to ¥97.2 billion and net income attributable to Canon Inc. decreased by 51.2% to ¥65.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥61.22 for the first half, a year-on-year decrease of ¥63.61.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first-half performance by business unit, starting with the Office Business Unit, the imageRUNNER ADVANCE Gen3 3rd Edition series, which features enhanced security functions, experienced solid demand. As a result, color models compensated for the shrinking demand for monochrome models and unit sales of office MFDs increased compared with the same period of the previous year. As for laser printers, although sales were strong for new models that achieve low power consumption, compact body designs and high productivity, unit sales of hardware decreased compared with the same period of the previous year due to decreasing sales of low speed models and sales of consumables also decreased. These factors resulted in total sales for the combined first six months of the year totaled ¥853.5 billion, a year-on-year decrease of 5.7%, while income before income taxes totaled ¥90.8 billion, a year-on-year decrease of 22.1%.

Within the Imaging System Business Unit, although the market of interchangeable lens digital cameras continued to shrink, for mirrorless cameras, unit sales were strong owing to the successive introduction of new models equipped with full-frame sensors after the second half of the previous year, which served to increase the company’s presence in the market. For inkjet printers, although Canon has been working to increase sales by expanding its lineup of refillable ink tank models and through the development of business inkjet MFDs, unit sales decreased overall compared with the same period of the previous year mainly due to the shrinking market. As a result, sales for the combined first six months of the year totaled ¥381.0 billion, a year-on-year decrease of 17.8%, while income before income taxes totaled ¥18.4 billion, a year-on-year decrease of 71.0%.

Within the Medical System Business Unit, sales of CT systems were strong in overseas market, mainly due to such newly launched products as the Aquilion Start and Aquilion Genesis. As a result, sales for the combined first six months of the year totaled ¥214.6 billion, a year-on-year increase of 1.3%, while income before income taxes totaled ¥10.0 billion, a year-on-year decrease of 19.6%, mainly due to the product mix.

For the Industry and Others Business Unit, although investments in semiconductor lithography equipment for image sensors and automotive devices were strong, investments in memory devices remained at a low level. Sales of OLED panel manufacturing equipment decreased compared with the same period of the previous year due to the continuing restraint of investments in the smartphone market. Sales of network cameras were strong amid increasing market demand due to diversifying market needs, particularly for Axis. Consequently, sales for the combined first six months of the year totaled ¥368.8 billion, a year-on-year decrease of 15.7%, while income before income taxes totaled ¥12.1 billion, a year-on-year decrease of 67.6%.

Financial Conditions

Total assets decreased by ¥84.9 billion to ¥4,814.6 billion at June 30, 2019, compared to the end of previous year, mainly due to the decrease of cash and cash equivalents and trade receivables, although operating lease right-of-use assets increased due to applying the new accounting standard. Total liabilities increased by ¥33.2 billion to ¥1,914.7 billion at June 30, 2019, compared to the end of previous year, mainly due to the increase of current and noncurrent operating lease liabilities to apply the new accounting standard same as total assets, although trade payables and accrued expenses decreased. Total equity decreased by ¥118.0 billion to ¥2,899.9 billion at June 30, 2019, compared to the end of previous year, mainly due to the dividends to Canon Inc. shareholders, the repurchasing of treasury stock and the increase of accumulated other comprehensive loss resulting from the appreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

During the first half of 2019, cash flow from operating activities totaled ¥113.2 billion, a decrease of ¥51.7 billion compared with the same period of the previous year, owing mainly to a decrease of profit. Cash flow used in investing activities increased by ¥21.0 billion year on year to ¥110.8 billion mainly due to an increase of the investment in production equipment. Accordingly, free cash flow totaled positive ¥2.4 billion, a decrease of ¥72.7 billion compared with the corresponding year-ago period.

Cash flow used in financing activities recorded an outlay of ¥107.5 billion, mainly owing to the dividend payout and the repurchasing of treasury stock while an increase of ¥32.1 billion of short-term loan.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥113.2 billion to ¥407.5 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Six months ended June 30, 2019

Net cash provided by operating activities	113.2

Net cash used in investing activities	(110.8)

Free cash flow	2.4

(2)	Operating Results and Financial Conditions (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the six months ended June 30, 2019.

Research and Development Expenses

Canon’s research and development expenses for the six months ended June 30, 2019 totaled ¥148.4 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first half of 2019.

(2)	Prospect of Capital Investment in the first half of Fiscal 2019

The new construction of property, plant and equipment, which had been in progress as of December 31, 2018 and was completed during the first half of 2019, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Miyazaki Canon Inc., Miyazaki, Japan	New production base* (Imaging System Business Unit) *Leased to Miyazaki Canon Inc., a wholly-owned subsidiary, by the Company	April 2019

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the six months ended June 30, 2019. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the six months ended June 30, 2019.

(3)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2019

No material contracts were entered into during the three months ended June 30, 2019.

III. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2019

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1) Stock options

The descriptions of the stock option plans as of June 30, 2019 are below.

The Stock Option Plan Approved on March 28, 2019

1. Grantees of share options

The Company’s 4 directors (excluding outside directors) and 31 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 1,163.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 116,300 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From April 27, 2019 to April 26, 2049

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥2,282 and ¥1,141, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i)  Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii)  In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i)  Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii)  Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii)  Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv)  Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v)  Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi)  Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii)  Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii)  Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(c) Besides the above, other conditions shall be stipulated in an agreement to be executed between the Reorganized Company and the Holder, based on the resolution of the Board of Directors’ meeting of the Reorganized Company.

(ix)  Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Reorganized Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Reorganized Company will become a wholly owned subsidiary is approved by the shareholders of the Reorganized Company at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Reorganized Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

(2) Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2019

Issued Shares (Number of shares)	-	1,333,763,464

Common Stock (Millions of yen)	-	174,762

Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

	As of June 30, 2019
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	90,467,400	8.50%
Japan Trustee Services Bank, Ltd. (Trust Account)	53,573,917	5.04%
Barclays Securities Japan Limited	26,000,000	2.44%
The Dai-Ichi Life Insurance Company, Limited	24,320,780	2.29%
Mizuho Bank, Ltd.	22,558,173	2.12%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	21,122,600	1.99%
State Street Bank West Client – Treaty 505234	19,726,578	1.85%
Moxley and Co. LLC	17,549,082	1.65%
SMBC Nikko Securities Inc.	16,543,900	1.56%
OBAYASHI CORPORATION	16,527,607	1.55%

Total	308,390,037	28.99%

Notes:

1: Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2: Apart from the above shares, Mizuho Bank, Ltd., held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

3: Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).

4: Apart from the above shares, the Company owns 269,926,568 shares (20.24% of total issued shares) of treasury stock.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2019

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 269,926,500	-

Shares with full voting rights (Others)	1,062,461,000	10,624,610

Fractional unit shares (Note)	1,375,964	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,624,610

Note:

In “Fractional unit shares” under “Number of shares,” 68 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	269,926,500	20.24%

Total	269,926,500	20.24%

(2)	Directors and Executive Officers

There were no changes in members and functions of directors and auditors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2018 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2018 and the end of this quarter.

Changes in functions of executive officers are below:

Masanori Yamada	(Managing Executive Officer: Chief Executive of Image Solutions Business Operations, Chief of Rugby World Cup/Olympic and Paralympic Project, Chief of IR/MICE Business Project)

Shunsuke Inoue	(Managing Executive Officer: Group Executive of R&D Headquarters)

Ritsuo Mashiko	(Executive Officer: President of Oita Canon Inc., President of Miyazaki Canon Inc.)

Hideto Kohtani	(Executive Officer: Deputy Group Executive of Image Solutions Business Group 1)

Takeshi Ichikawa	(Executive Officer: Group Executive of Device Technology Development Headquarters)

Hiroto Okawara	(Executive Officer: Deputy Group Executive of Image Solutions Business Group 2)

The Number of Directors and Executive Officers by Gender

Males: 49, Females: 2 (Females account for 3.9% of the total.)

Based on the number of Directors and Executive Officers as of June 30, 2019.

IV. Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2019	December 31, 2018

Assets

Current assets:
Cash and cash equivalents (Notes 17 and 18)	407,492	520,645
Short-term investments (Notes 2 and 17)	3,920	956
Trade receivables, net (Note 3)	542,203	612,953
Inventories (Note 4)	631,063	611,281
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	299,687	304,346

Total current assets	1,884,365	2,050,181

Noncurrent receivables (Note 15)	17,860	18,230
Investments (Notes 2 and 17)	43,353	42,556
Property, plant and equipment, net (Note 5)	1,093,134	1,090,992
Operating lease right-of-use assets (Note 14)	120,724	-
Intangible assets, net	363,701	391,021
Goodwill	891,563	908,511
Other assets (Note 6)	399,912	397,974

Total assets	4,814,612	4,899,465

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2019	December 31, 2018

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	70,667	38,527
Trade payables (Note 7)	324,712	352,489
Accrued income taxes	33,666	41,264
Accrued expenses (Note 15)	290,661	321,137
Current operating lease liabilities (Note 14)	29,615	-
Other current liabilities (Notes 11,13 and 17)	243,633	276,237

Total current liabilities	992,954	1,029,654

Long-term debt, excluding current installments (Notes 8 and 16)	363,598	361,962
Accrued pension and severance cost	367,007	382,789
Noncurrent operating lease liabilities (Note 14)	91,049	-
Other noncurrent liabilities	100,138	107,147

Total liabilities	1,914,746	1,881,552

Commitments and contingent liabilities (Note 15)

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,641	404,389
Legal reserve	67,477	67,116
Retained earnings	3,488,111	3,508,908
Accumulated other comprehensive income (loss) (Note 10)	(320,498)	(269,071)
Treasury stock, at cost	(1,108,490)	(1,058,502)
(Number of shares)	(269,926,568)	(254,013,641)

Total Canon Inc. shareholders’ equity	2,706,003	2,827,602
Noncontrolling interests (Note 9)	193,863	190,311

Total equity (Note 9)	2,899,866	3,017,913

Total liabilities and equity	4,814,612	4,899,465

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018

Net sales (Notes 6 and 13):
Products and Equipment	1,388,434	1,587,757
Services	381,901	379,342

	1,770,335	1,967,099

Cost of sales (Notes 14 and 18):
Products and Equipment	790,484	868,616
Services	183,089	179,238

	973,573	1,047,854

Gross profit	796,762	919,245

Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	564,827	589,045
Research and development expenses	148,382	155,154

	713,209	744,199

Operating profit	83,553	175,046

Other income (deductions):
Interest and dividend income	2,917	3,495
Interest expense	(536)	(414)
Other, net (Notes 2,10,13 and 18)	11,254	17,753

	13,635	20,834

Income before income taxes	97,188	195,880

Income taxes	25,130	54,832

Consolidated net income	72,058	141,048

Less: Net income attributable to noncontrolling interests	6,231	6,265

Net income attributable to Canon Inc.	65,827	134,783

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	61.22	124.83
Diluted	61.22	124.82
Cash dividends per share	80.00	80.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018

Consolidated net income	72,058	141,048
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(54,171)	(90,635)
Net unrealized gains and losses on securities	-	(141)
Net gains and losses on derivative instruments	100	(370)
Pension liability adjustments	2,677	(219)

	(51,394)	(91,365)

Comprehensive income (loss) (Note 9)	20,664	49,683
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,142	972

Comprehensive income (loss) attributable to Canon Inc.	14,522	48,711

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018

Net sales (Notes 6 and 13):
Products and Equipment	715,372	813,591
Services	190,497	192,796

	905,869	1,006,387

Cost of sales (Notes 14 and 18):
Products and Equipment	409,533	436,813
Services	89,929	95,023

	499,462	531,836

Gross profit	406,407	474,551

Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	288,833	300,354
Research and development expenses	74,447	76,234

	363,280	376,588

Operating profit	43,127	97,963

Other income (deductions):
Interest and dividend income	1,357	1,543
Interest expense	(252)	(157)
Other, net (Notes 2,10,13 and 18)	6,843	10,772

	7,948	12,158

Income before income taxes	51,075	110,121

Income taxes	13,908	28,890

Consolidated net income	37,167	81,231

Less: Net income attributable to noncontrolling interests	2,648	3,561

Net income attributable to Canon Inc.	34,519	77,670

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	32.21	71.93
Diluted	32.20	71.93
Cash dividends per share	80.00	80.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018

Consolidated net income	37,167	81,231
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(42,741)	7,773
Net unrealized gains and losses on securities	-	(141)
Net gains and losses on derivative instruments	333	(1,635)
Pension liability adjustments	854	(464)

	(41,554)	5,533

Comprehensive income (loss) (Note 9)	(4,387)	86,764
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,455	2,133

Comprehensive income (loss) attributable to Canon Inc.	(6,842)	84,631

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018
Cash flows from operating activities:
Consolidated net income	72,058	141,048
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	117,370	121,542
Loss on disposal of fixed assets	2,864	1,978
Deferred income taxes	(7,339)	(9,328)
Decrease in trade receivables	56,342	9,751
Increase in inventories	(31,097)	(48,007)
Increase (decrease) in trade payables	(21,809)	9,951
Decrease in accrued income taxes	(7,290)	(23,906)
Decrease in accrued expenses	(21,898)	(6,950)
Decrease in accrued (prepaid) pension and severance cost	(6,614)	(12,623)
Other, net	(39,414)	(18,603)

Net cash provided by operating activities	113,173	164,853

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(104,877)	(95,333)
Proceeds from sale of fixed assets (Note 5)	78	8,324
Purchases of securities	(1,474)	(835)
Proceeds from sale and maturity of securities	692	925
(Increase) decrease in time deposits, net	(3,659)	550
Acquisitions of businesses, net of cash acquired	(1,716)	(2,635)
Other, net	181	(741)

Net cash used in investing activities	(110,775)	(89,745)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	110
Repayments of long-term debt	(642)	(53,055)
Increase in short-term loans, net	32,111	2,106
Dividends paid	(86,380)	(91,779)
Repurchases and reissuance of treasury stock, net	(50,006)	(11)
Other, net	(2,627)	(1,847)

Net cash used in financing activities	(107,544)	(144,476)

Effect of exchange rate changes on cash and cash equivalents	(8,007)	(14,948)

Net change in cash and cash equivalents	(113,153)	(84,316)
Cash and cash equivalents at beginning of period	520,645	721,814

Cash and cash equivalents at end of period	407,492	637,498

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	483	444
Income taxes	48,989	80,978

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of June 30, 2019 and December 31, 2018 are summarized as follows:

	June 30, 2019	December 31, 2018
Consolidated subsidiaries	369	379
Affiliated companies	8	8

Total	377	387

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of a lease. Additionally, this guidance expands the qualitative and quantitative disclosures related to leases. This guidance is effective for annual reporting periods beginning after December 15, 2018. Canon applied the guidance from the quarter beginning January 1, 2019. Canon applied the package of practical expedients that allows us not to reassess whether any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whether initial direct costs qualify for capitalization, in addition to the short term lease exception. Canon also adopted the transition method for which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that existed at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was ¥125,649 million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation. For further information, please refer to Notes 6 and 14.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the quarter beginning January 1, 2019 with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income, are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the six months and three months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018
Net gains and (losses) recognized during the period on equity securities	174	2,384
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	(51)	572

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30.	225	1,812

	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018
Net gains and (losses) recognized during the period on equity securities	(1,047)	1,834
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	-	423

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30.	(1,047)	1,411

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥5,653 million and ¥4,629 million at June 30, 2019 and December 31, 2018, respectively. The impairment or other adjustments resulting from observable price changes recorded during the six months ended June 30, 2019 and 2018 were not significant.

There were no available-for-sale debt securities included in short-term investments and investments at June 30, 2019. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in short-term investments and investments by major security type were not significant at December 31, 2018.

The unrealized and realized gains and losses related to available-for-sale debt securities were not significant for the six months ended June 30, 2019 and 2018, respectively.

Time deposits with original maturities of more than three months are ¥3,920 million and ¥326 million at June 30, 2019 and December 31, 2018, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2019	December 31, 2018
Notes	31,056	29,878
Accounts	521,262	594,552
Less allowance for doubtful receivables	(10,115)	(11,477)

	542,203	612,953

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2019	December 31, 2018
Finished goods	402,710	393,820
Work in process	177,460	165,003
Raw materials	50,893	52,458

	631,063	611,281

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2019	December 31, 2018
Land	274,042	272,443
Buildings	1,640,501	1,629,683
Machinery and equipment	1,794,296	1,789,226
Construction in progress	66,948	67,045
Finance lease right-of-use assets	4,869	4,517

	3,780,656	3,762,914
Less accumulated depreciation	(2,687,522)	(2,671,922)

	1,093,134	1,090,992

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

After the adoption of ASU No. 2016-02 from the beginning of the first quarter of 2019, Canon has reclassified finance lease assets from buildings and machinery and equipment to finance lease right-of-use assets. Finance lease assets at December 31, 2018 also have been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting

Canon provides leasing arrangement to its customers primarily for the sales of office products. Revenue from the sale of these products under sales-type leases is recognized at the inception of the lease. Interest income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type leases or direct-financing leases are accounted for as operating leases and related revenue is recognized ratably over the lease term. When product leases are bundled with maintenance contracts, revenue is allocated based upon the estimated standalone selling prices of the lease and non-lease components. Lease components generally include product and financing while non-lease components generally consist of maintenance contracts and supplies.

Some of the contracts include options to extend or to terminate the lease. Canon takes such options into account to determine the lease term when it is reasonably certain that it will exercise these options. The majority of Canon’s lease contracts do not contain bargain purchase options for their customers.

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2019	Three months ended June 30, 2019
Lease income - sales-type and direct financing leases

Revenue at lease commencement	55,368	29,980
Interest income on lease receivables	10,148	5,227

Sales-type and direct financing leases income total	65,516	35,207

Lease income – operating leases	12,182	5,741

Variable lease income	3,171	1,485

Total lease income	80,869	42,433

Allowance for Credit Losses

Finance receivables represent financing leases which consist of sales-type leases and direct financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years. Finance receivables are ¥333,472 million and ¥331,011 million at June 30, 2019 and December 31, 2018, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018
Balance at beginning of period	2,675	2,681
Charge-offs	(672)	(561)
Provision	512	445
Translation adjustments and other	(21)	129

Balance at end of period	2,494	2,694

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at June 30, 2019 and December 31, 2018 are not significant.

Canon has a syndication arrangement to sell its entire interests in finance receivables to a third-party financial institution. The transactions under the arrangement are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the six months ended June 30, 2019 and 2018. The amount remained uncollected was ¥19,788 million and ¥22,956 million at June 30, 2019 and December 31, 2018, respectively. Canon continues to provide collection and administrative services for the financial institution. The amount associated with the servicing liability measured at fair value was not material at June 30, 2019 and December 31, 2018, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at June 30, 2019 and December 31, 2018, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2019	December 31, 2018
Notes	58,769	68,140
Accounts	265,943	284,349

	324,712	352,489

(8)	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at June 30, 2019 and December 31, 2018 were ¥67,959 million and ¥35,887 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥360,000 million at a floating interest of 0.08%, are included in long-term debt, excluding current installments in the consolidated balance sheets. Canon has no unused credit facilities as of June 30, 2019.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

Cumulative effects of accounting standard update—adoption of ASU No.2017-12				122	(122)		-	-	-

Equity transactions with noncontrolling interests and other		265					265	399	664

Dividends to Canon Inc. shareholders				(86,380)			(86,380)		(86,380)

Dividends to noncontrolling interests								(2,989)	(2,989)

Transfer to legal reserve			361	(361)			-		-

Comprehensive income:

Net income				65,827			65,827	6,231	72,058

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					(53,843)		(53,843)	(328)	(54,171)

Net unrealized gains and losses on securities					-		-	-	-

Net gains and losses on derivative instruments					100		100	-	100

Pension liability adjustments					2,438		2,438	239	2,677

Total comprehensive income (loss)							14,522	6,142	20,664

Repurchases and reissuance of treasury stock		(13)		(5)		(49,988)	(50,006)		(50,006)

Balance at June 30, 2019	174,762	404,641	67,477	3,488,111	(320,498)	(1,108,490)	2,706,003	193,863	2,899,866

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update—adoption of ASU No.2014-09				(106)			(106)	(76)	(182)

Cumulative effects of accounting standard update—adoption of ASU No. 2016-01				5,343	(5,343)		-	-	-

Equity transactions with noncontrolling interests and other		226					226	1,357	1,583

Dividends to Canon Inc. shareholders				(91,779)			(91,779)		(91,779)

Dividends to noncontrolling interests								(3,212)	(3,212)

Transfer to legal reserve			219	(219)			-		-

Comprehensive income:

Net income				134,783			134,783	6,265	141,048

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					(85,334)		(85,334)	(5,301)	(90,635)

Net unrealized gains and losses on securities					(141)		(141)	-	(141)

Net gains and losses on derivative instruments					(366)		(366)	(4)	(370)

Pension liability adjustments					(231)		(231)	12	(219)

Total comprehensive income (loss)							48,711	972	49,683

Repurchases and reissuance of treasury stock				0		(11)	(11)		(11)

Balance at June 30, 2018	174,762	401,612	67,098	3,477,334	(234,643)	(1,058,492)	2,827,671	224,586	3,052,257

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at March 31, 2019	174,762	404,389	67,314	3,453,760	(279,137)	(1,058,504)	2,762,584	191,483	2,954,067

Equity transactions with noncontrolling interests and other		265					265	37	302

Dividends to noncontrolling interests								(112)	(112)

Transfer to legal reserve			163	(163)			-		-

Comprehensive income:

Net income				34,519			34,519	2,648	37,167

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					(42,420)		(42,420)	(321)	(42,741)

Net unrealized gains and losses on securities					-		-	-	-

Net gains and losses on derivative instruments					335		335	(2)	333

Pension liability adjustments					724		724	130	854

Total comprehensive income (loss)							(6,842)	2,455	(4,387)

Repurchases and reissuance of treasury stock		(13)		(5)		(49,986)	(50,004)		(50,004)

Balance at June 30, 2019	174,762	404,641	67,477	3,488,111	(320,498)	(1,108,490)	2,706,003	193,863	2,899,866

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity

Balance at March 31, 2018	174,762	401,386	67,043	3,399,719	(241,604)	(1,058,488)	2,742,818	221,346	2,964,164

Equity transactions with noncontrolling interests and other		226					226	1,358	1,584

Dividends to noncontrolling interests								(251)	(251)

Transfer to legal reserve			55	(55)			-		-

Comprehensive income:

Net income				77,670			77,670	3,561	81,231

Other comprehensive income(loss), net of tax

Foreign currency translation adjustments					9,241		9,241	(1,468)	7,773

Net unrealized gains and losses on securities					(141)		(141)	-	(141)

Net gains and losses on derivative instruments					(1,648)		(1,648)	13	(1,635)

Pension liability adjustments					(491)		(491)	27	(464)

Total comprehensive income (loss)							84,631	2,133	86,764

Repurchases and reissuance of treasury stock				0		(4)	(4)		(4)

Balance at June 30, 2018	174,762	401,612	67,098	3,477,334	(234,643)	(1,058,492)	2,827,671	224,586	3,052,257

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2018	(63,815)	-	308	(205,564)	(269,071)
Cumulative effects of accounting standard update—adoption of ASU No. 2017-12*	-	-	(122)	-	(122)
Other comprehensive income (loss) before reclassifications	(53,843)	-	(263)	(581)	(54,687)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	363	3,019	3,382

Net change during the period	(53,843)	-	100	2,438	(51,305)

Balance at June 30, 2019	(117,658)	-	286	(203,126)	(320,498)

* Represents the impact of adopting the new accounting standard related to financial instruments. Please refer to Note 1(c) for more detailed information.

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01	-	(5,343)	-	-	(5,343)
Other comprehensive income (loss) before reclassifications	(85,334)	-	198	(1,198)	(86,334)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(141)	(564)	967	262

Net change during the period	(85,334)	(141)	(366)	(231)	(86,072)

Balance at June 30, 2018	(55,126)	-	(546)	(178,971)	(234,643)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Six months ended June 30, 2019	Six months ended June 30, 2018	Affected line items in consolidated statements of income
Foreign currency translation adjustments	-	-	Other, net
	-	-	Income taxes

	-	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	-	(178)	Other, net
	-	37	Income taxes

	-	(141)	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	(141)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	401	(778)	*2
	(41)	223	Income taxes

	360	(555)	Consolidated net income
	3	(9)	Net income attributable to noncontrolling interests

	363	(564)	Net income attributable to Canon Inc.

Pension liability adjustments	4,417	1,231	Other, net
	(1,208)	(205)	Income taxes

	3,209	1,026	Consolidated net income
	(190)	(59)	Net income attributable to noncontrolling interests

	3,019	967	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	3,382	262

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 After the adoption of ASU No 2017-12, gains and losses on derivative are reclassified into net sales, which had been classified into other, net. Please refer to Notes 1(c) and 13 for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended June 30, 2019	Three months ended June 30, 2018	Affected line items in consolidated statements of income
Foreign currency translation adjustments	-	-	Other, net
	-	-	Income taxes

	-	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	-	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	-	(178)	Other, net
	-	37	Income taxes

	-	(141)	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	-	(141)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	362	(950)	*2
	(57)	282	Income taxes

	305	(668)	Consolidated net income
	2	(11)	Net income attributable to noncontrolling interests

	307	(679)	Net income attributable to Canon Inc.

Pension liability adjustments	1,548	894	Other, net
	(412)	(158)	Income taxes

	1,136	736	Consolidated net income
	(93)	(29)	Net income attributable to noncontrolling interests

	1,043	707	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,350	(113)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 After the adoption of ASU No 2017-12, gains and losses on derivative are reclassified into net sales, which had been classified into other, net. Please refer to Notes 1(c) and 13 for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Revenue

Canon records contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets are recorded in prepaid expenses and other current assets in the consolidated balance sheet. The balances of the contract assets at June 30, 2019 and December 31, 2018 were ¥44,348 million and ¥50,799 million respectively.

Canon typically bills the customer when the performance obligation is satisfied and collects the payment in a relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at June 30, 2019 and December 31, 2018 was ¥108,650 million and ¥123,686 million, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the six months ended June 30, 2019, which had been included in the deferred revenue balance at December 31, 2018, was ¥70,815 million.

Remaining performance obligations for products and equipment at June 30, 2019 primarily arise from the sales of certain industrial equipment, amounting to ¥111,407 million, 77% of which is expected to be recognized as revenue within one year and the remaining 23% to be recognized within 2 years. Disclosure of remaining performance obligations is not required for the majority of service contracts since the revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from contracts with an original expected duration of less than one year. The portion of revenue from fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 11% of total service revenue and the average remaining period for these fixed contracts as of June 30, 2019 is approximately 2 years.

Disaggregated revenue by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the six months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income attributable to Canon Inc.	65,827	134,783

	Number of shares
	Six months ended June 30, 2019	Six months ended June 30, 2018
Average common shares outstanding	1,075,203,622	1,079,754,262
Effect of dilutive securities:
Stock options	130,610	24,660

Diluted common shares outstanding	1,075,334,232	1,079,778,922

	Yen
	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income attributable to Canon Inc. shareholders per share:
Basic	61.22	124.83
Diluted	61.22	124.82

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended June 30, 2019 and 2018 are as follows:

	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018
Net income attributable to Canon Inc.	34,519	77,670

	Number of shares
	Three months ended June 30, 2019	Three months ended June 30, 2018
Average common shares outstanding	1,071,794,107	1,079,753,642
Effect of dilutive securities:
Stock options	187,241	49,320

Diluted common shares outstanding	1,071,981,348	1,079,802,962

	Yen
	Three months ended June 30, 2019	Three months ended June 30, 2018
Net income attributable to Canon Inc. shareholders per share:
Basic	32.21	71.93
Diluted	32.20	71.93

During the six and three months ended June 30, 2019 and 2018, there were dilutive effects from the stock options granted by the Company.

In addition, the dilutive securities of the Company’s subsidiaries have a dilutive effect to the net income attributable to Canon Inc. shareholders per share computation for the six and three months ended June 30, 2019. However, this effect is not significant and does not impact the disclosed amounts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2019 are expected to be recognized in net sales over the next twelve months. After the adoption of ASU No. 2017-12 from the quarter beginning January 1, 2019, Canon includes the time value component in the assessment of hedge effectiveness, which had been excluded. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2019 and December 31, 2018 are set forth below:

	Millions of yen
	June 30, 2019	December 31, 2018
To sell foreign currencies	213,290	230,505
To buy foreign currencies	30,629	30,816

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2019 and December 31, 2018.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2019	December 31, 2018
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	244	521
Liabilities:
Foreign exchange contracts	Other current liabilities	379	323

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2019	December 31, 2018
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,576	2,622

Liabilities:
Foreign exchange contracts	Other current liabilities	488	443

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2019 and 2018.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(237)	Net sales	(401)

	Millions of yen
Six months ended June 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	278	Other, net	778	Other, net	(328)

	Millions of yen
Three months ended June 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	118	Net sales	(362)

	Millions of yen
Three months ended June 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,375)	Other, net	950	Other, net	(246)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	3,351

	Millions of yen
Six months ended June 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	6,268

	Millions of yen
Three months ended June 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,635)

	Millions of yen
Three months ended June 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(908)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Lessee Accounting

Canon determines if an arrangement is a lease at the inception of each contract. Canon has operating and finance leases for various assets including office buildings, warehouses, employees’ accommodations, and vehicles. Some of Canon’s lease arrangements include options to extend, and some include options to terminate. Canon takes such options into accounts to determine the lease term when it is reasonably certain that it will exercise these options. Canon’s lease arrangements do not contain material residual value guarantees or material restrictive covenants.

As a rate implicit in the most of Canon’s leases cannot be ready determined, Canon uses incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.

Canon has lease contracts with lease and non-lease components, which are accounted for separately. Canon allocates the consideration in the lease contract to the lease and non-lease components based upon the estimated standalone prices.

Lease costs are included in cost of goods sold or selling general and administrative expense in accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2019	Three months ended June 30, 2019
Operating lease cost	22,511	11,426
Short-term lease cost	5,900	2,830
Other lease cost	94	(48)

Total lease cost	28,505	14,208

Supplemental cash flow information is as follows.

Millions of yen
Six months ended June 30, 2019
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	22,361

Noncash activity—Rights of use assets obtained in exchange for lease liabilities
Operating leases	19,734

The following is a schedule by year of the future minimum lease payments under operating leases at June 30, 2019.

Millions of yen
Within one year	34,068
Two years	26,061
Three years	19,688
Four years	14,626
Five years	10,974
Thereafter	23,053

Total future minimum lease payments	128,470

Less Imputed Interest	(7,806)

Total	120,664

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2019, commitments outstanding for the purchase of property, plant and equipment approximated ¥38,124 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥121,368 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,754 million and ¥12,728 million at June 30, 2019 and December 31, 2018, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥3,522 million at June 30, 2019. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2019 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2019 and 2018 are summarized as follows:

Six months ended June 30, 2019

Millions of yen
Balance at December 31, 2018	17,318
Addition	9,811
Utilization	(9,855)
Other	(1,714)

Balance at June 30, 2019	15,560

Six months ended June 30, 2018

Millions of yen
Balance at December 31, 2017	17,452
Addition	13,828
Utilization	(9,776)
Other	(2,069)

Balance at June 30, 2018	19,435

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2019 and December 31, 2018 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note17, and Note13, respectively.

	Millions of yen
	June 30, 2019		December 31, 2018
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(366,306)	(366,283)	(364,602)	(364,570)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2019 and December 31, 2018, one customer accounted for approximately 11% and 12% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2019 and December 31, 2018.

	June 30, 2019
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	-	15,500	-	15,500
Investments:
Fund trusts and others	526	438	-	964
Equity securities	14,322	-	-	14,322
Prepaid expenses and other current assets:
Derivatives	-	1,820	-	1,820

Total assets	14,848	17,758	-	32,606

Liabilities:
Other current liabilities:
Derivatives	-	867	-	867

Total liabilities	-	867	-	867

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements (continued)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	-	70,500	-	70,500
Short-term investments:
Available-for-sale:
Corporate bonds	630	-	-	630
Investments:
Fund trusts and others	630	408	-	1,038
Equity securities	13,787	-	-	13,787
Prepaid expenses and other current assets:
Derivatives	-	3,143	-	3,143

Total assets	15,047	74,051	-	89,098

Liabilities:
Other current liabilities:
Derivatives	-	766	-	766

Total liabilities	-	766	-	766

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six months ended June 30, 2019 and 2018, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net gains of ¥762 million and ¥297 million for the six months ended June 30, 2019 and 2018, respectively, and were a net gain of ¥1,461 million and a net loss of ¥116 million for the three months ended June 30, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥21,985 million and ¥29,551 million for the six months ended June 30, 2019 and 2018, respectively, and were ¥12,295 million and ¥16,740 million for the three months ended June 30, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥25,332 million and ¥26,293 million for the six months ended June 30, 2019 and 2018, respectively, and were ¥12,772 million and ¥13,060 million for the three months ended June 30, 2019 and 2018, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the six months ended June 30, 2019 and 2018 consisted of the following components:

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018
Service cost	19,304	19,337
Interest cost	5,598	6,362
Expected return on plan assets	(13,473)	(15,999)
Amortization of prior service credit	(5,925)	(6,424)
Amortization of actuarial loss	8,850	7,655
(Gain)loss on curtailments and settlements	(1,635)	-

	12,719	10,931

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended June 30, 2019 and 2018 consisted of the following components:

	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018
Service cost	9,714	9,846
Interest cost	2,484	3,299
Expected return on plan assets	(6,150)	(8,455)
Amortization of prior service credit	(2,933)	(3,256)
Amortization of actuarial loss	4,481	4,150
(Gain)loss on curtailments and settlements	(776)	-

	6,820	5,584

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥15,500 million and ¥70,500 million at June 30, 2019 and December 31, 2018, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. In addition, from the beginning of the first quarter of 2019, Canon has reclassified certain businesses from Imaging System Business Unit to Industry and Others Business Unit. Operating results for the three months ended June 30, 2018 and the six months ended June 30, 2018 also have been restated.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers /

Large format inkjet printers / Commercial photo printers / Image scanners / Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras /

Multimedia projectors / Broadcast equipment / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the six months ended June 30, 2019 and 2018 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2019:

Net sales:
External customers	852,105	380,463	214,282	322,998	487	1,770,335
Intersegment	1,398	540	281	45,809	(48,028)	–

Total	853,503	381,003	214,563	368,807	(47,541)	1,770,335
Operating cost and expenses	765,460	363,610	204,486	356,552	(3,326)	1,686,782

Operating profit	88,043	17,393	10,077	12,255	(44,215)	83,553
Other income (deductions)	2,779	983	(71)	(152)	10,096	13,635

Income before income taxes	90,822	18,376	10,006	12,103	(34,119)	97,188

2018:

Net sales:
External customers	904,120	463,267	211,655	388,057	–	1,967,099
Intersegment	1,256	279	98	49,507	(51,140)	–

Total	905,376	463,546	211,753	437,564	(51,140)	1,967,099
Operating cost and expenses	792,879	402,663	199,617	401,256	(4,362)	1,792,053

Operating profit	112,497	60,883	12,136	36,308	(46,778)	175,046
Other income (deductions)	4,122	2,428	310	1,059	12,915	20,834

Income before income taxes	116,619	63,311	12,446	37,367	(33,863)	195,880

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the three months ended June 30, 2019 and 2018 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2019:

Net sales:
External customers	427,236	204,437	104,942	169,016	238	905,869
Intersegment	645	250	201	23,336	(24,432)	–

Total	427,881	204,687	105,143	192,352	(24,194)	905,869
Operating cost and expenses	384,966	192,031	101,768	185,387	(1,410)	862,742

Operating profit	42,915	12,656	3,375	6,965	(22,784)	43,127
Other income (deductions)	1,256	704	114	(120)	5,994	7,948

Income before income taxes	44,171	13,360	3,489	6,845	(16,790)	51,075

2018:

Net sales:
External customers	461,990	250,896	94,630	198,871	–	1,006,387
Intersegment	674	138	58	25,848	(26,718)	–

Total	462,664	251,034	94,688	224,719	(26,718)	1,006,387
Operating cost and expenses	401,900	215,834	93,021	203,822	(6,153)	908,424

Operating profit	60,764	35,200	1,667	20,897	(20,565)	97,963
Other income (deductions)	1,950	1,604	272	534	7,798	12,158

Income before income taxes	62,714	36,804	1,939	21,431	(12,767)	110,121

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

From the first quarter of 2019, Canon adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). As a result, corporate sales include gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales. Please refer to Note 1 (c) for more detailed information about the change in the accounting standard.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about product sales to external customers by business unit for the six months ended June 30, 2019 and 2018 is as follows:

	Millions of yen
	Six months ended June 30, 2019	Six months ended June 30, 2018

Office

Monochrome copiers	132,605	140,490

Color copiers	191,461	200,978

Printers	315,152	357,783

Others	212,887	204,869

Total	852,105	904,120

Imaging System

Cameras	220,126	290,308

Inkjet printers	133,146	145,150

Others	27,191	27,809

Total	380,463	463,267

Medical System

Diagnostic equipment	214,282	211,655

Industry and Others

Lithography equipment	84,441	106,599

Others	238,557	281,458

Total	322,998	388,057

Corporate	487	–

Consolidated	1,770,335	1,967,099

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about product sales to external customers by business unit for the three months ended June 30, 2019 and 2018 is as follows:

	Millions of yen
	Three months ended June 30, 2019	Three months ended June 30, 2018

Office

Monochrome copiers	68,179	72,601

Color copiers	98,031	105,488

Printers	154,062	182,581

Others	106,964	101,320

Total	427,236	461,990

Imaging System

Cameras	122,425	163,200

Inkjet printers	67,898	73,578

Others	14,114	14,118

Total	204,437	250,896

Medical System

Diagnostic equipment	104,942	94,630

Industry and Others

Lithography equipment	45,446	52,745

Others	123,570	146,126

Total	169,016	198,871

Corporate	238	–

Consolidated	905,869	1,006,387

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2019 and 2018 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2019:
Net sales:	430,106	496,436	438,748	405,045	1,770,335

2018:
Net sales:	428,454	511,561	506,607	520,477	1,967,099

Information by major geographic area for the three months ended June 30, 2019 and 2018 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2019:
Net sales:	210,812	258,070	223,865	213,122	905,869

2018:
Net sales:	203,514	271,950	258,758	272,165	1,006,387

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 24, 2019 as below:

1. Total amount of interim cash dividends:

85,107 million yen

2. Amount of an interim cash dividend per share:

80 yen

3. Payment date:

August 26, 2019

Note:

The interim dividend is paid to registered shareholders as of June 30, 2019.